May 6, 2008

Jeffrey Sears

Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	SkyWest, Inc.
File No. 000-14719
Form 10-K: For the Fiscal Year Ended December 31, 2007
Response to Staff Letter Dated April 16, 2008

Dear Messrs. Sears and Shenk:

We have reviewed the comments set forth in your letter dated April 16, 2008, regarding the Annual Report on Form 10-K (the “Annual Report”) of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Item 6. Selected Financial Data

Quarterly Financial Data, Page 32

1.              In future filings, please provide selected quarterly financial data for each full quarter within the two most recent fiscal years.  Refer to the requirements of Item 302(A)(1) of Regulation S-K.

RESPONSE: We will include the selected quarterly financial data for each full quarter within the two most recent fiscal years in future Annual Reports on Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Aircraft Leases, page 35

2.              We note that you are a party to 287 aircraft leases – all of which have been classified as operating leases based upon certain estimates regarding the economic useful lives and the fair values of the underlying assets.  However, we also note from your disclosure in the risk factor section of your filing (i.e., page 18) that your aircraft leases have remaining terms ranging from one to 18 years.  Given that Footnote 1 to your financial statements indicates that aircraft and rotable spares are depreciated over a useful life of 10 to 18 years, it appears that the terms of certain of your aircraft lease agreements may have been equivalent to or exceeded 75% of the estimated useful life of the leased property (as defined in paragraph 5(g) of SFAS No. 13).  In this regard, please tell us how you have determined that none of your aircraft leases should be accounted for as capital leases pursuant to paragraph 7(c) of SFAS No. 13.

RESPONSE:  Under the provisions of Statement of Financial Accounting Standards No. 13, Accounting for Leases (“SFAS No. 13”), a lease is classified as a capital lease if the lease term is at least 75% of the leased property’s estimated remaining economic life.  The economic life is defined in SFAS No. 13 as “the estimated remaining period during which the property is expected to be economically usable by one or more users…” (FAS 13.5g).  An asset would be considered to be “economically usable” if the asset is, or is expected to be, profitable to operate (exclusive of depreciation), and that no overall incremental savings could be effected by replacing it with another asset.  The terms “By one or more users” suggests that the estimated economic life of the asset is to be viewed from the perspective of the existing lessee plus any successor lessees.

In contrast, the depreciable life is the estimated useful life to the existing user of the asset.  For example, an aircraft may have a total economic life of 25 to 30 years, but only an 18-year depreciable life if the intent of the existing user is to sell or trade the aircraft at the end of the 18 years.  As such, the estimated economic life of leased property is not the same as the property’s depreciable life.

With respect to the Candair Regional Jet (“CRJ”) aircraft subject to the leases indentified in the Annual Report, the aircraft manufacturer has represented that the CRJ airframe is currently estimated to last 80,000 cycles (i.e., departures).  Assuming a relatively high range of possible departures per day, the manufacturer’s estimated economic life of the aircraft or period the aircraft is expected to be “economically usable” would be approximately 30 years.  For purposes of our capital vs. operating lease calculations with respect to our CRJ aircraft, we have assumed an economic life of 25 years.  As such, a lease term of 18 years represents less than 75% of the estimated remaining economic life of our CRJ aircraft.   For depreciation purposes on owned aircraft, we have estimated the useful life of the CRJ aircraft to SkyWest as the existing user of the asset to be 18 years and have estimated a residual value of 30% for each aircraft.

As a result of the preceding facts and analysis, we have classified all of our CRJ aircraft leases as operating leases pursuant to paragraph 7(c) of SFAS No. 13.

Results of Operations, page 36

3.              We note your presentation of passenger breakeven load factor and yield per revenue passenger mile.  Given that 98% of your ASMs were generated by your contract-rate flying revenues from which appear to be largely unrelated to the actual volume of passengers carried, it is not clear why passenger breakeven load factor or yield per revenue passenger mile is relevant or useful to your investors.  Please revise to eliminate these disclosures or advise, as appropriate.

RESPONSE:  We will remove reference to the passenger breakeven load factor and yield per revenue passenger in future annual and quarterly filings.

4.              We note that your passenger revenues are comprised of various components such as contract-rate payments, which include reimbursement of controllable and pass-through costs and a margin component, and pro-rate amounts.  We also note that certain expense categories are impacted by cost reimbursements.  To more clearly present the effects of changes in these revenue components on your results of operations, we believe you should consider separate disclosure of these amounts, preferably in a table.  In addition, please consider detailing the related cost categories to show the effects of reimbursements (for example, gross fuel cost, fuel reimbursements, and a sub-total for net fuel cost).

RESPONSE:  We believe fuel expense is the only significant pass-through cost component under our contracts that has had a material fluctuation impact on our revenues when comparing the current period to prior periods.  In future annual and quarterly filings, we will disclose the amount recorded in revenue for fuel reimbursement under the section “Revenue per Available Seat Mile” or another relevant section under the Results of Operations heading and evaluate the relevancy of other significant pass-through cost components that we anticipate will have a similar impact on comparability in future filings.

5.              The cost categories included in the table on page 38 differ from those presented on your income statement.  While we understand from your disclosure that maintenance expense on page 38 excludes salaries, wages, and benefits, it is not clear why you present these personnel costs differently here.  It is also not clear why other cost categories are presented differently from the income statement.  As the results of operations portion of MD&A is intended to discuss and analyze the line items from the financial statements, please revise your presentation here and on the income statement to be on a consistent basis.  When determining the basis on which you chose to present income statement line items in the future, please evaluate the consistency of presenting information by function or by nature, as your current presentation appears to be partially by function (e.g., aircraft costs and maintenance) and partially by nature (e.g., salaries, wages, and benefits, and fuel).  Notwithstanding your conforming of the income statement and MD&A, we encourage you to provide additional detail on sub-categories of costs in MD&A to the extent material and useful to investors.  For example, if you chose to present maintenance expense including salaries, wages, and benefits and believe discussion of salaries, wages, and benefits on a stand-alone basis would also be useful, we encourage you to discuss and analyze it supplementally with appropriate disclosure indicating that the costs are included in various income statement line items.

RESPONSE:  The presentation of the statement of income is based on a functional classification as provides in the Airline Audit guide, however, to be more consistent with the airline industry we will revise the presentation of our Annual Reports on Form10-K in the future so that the presentation of the statement of income is consistent with the airline industry and presentation in our MD &A. In our future Quarterly Reports on Form 10-Q, we will include the following narrative that will help readers reconcile the presentation of the statement of income to the presentation in our MD & A:

The following table sets forth information regarding our operating expense components for the three months ended March 31, 2008 and 2007.  We recognize that it is common in the airline industry to classify statements of income and present MD&A by major expense category rather than by functional work groups.  The following table is intended to facilitate comparison of our operating expenses to the operating expenses reported by other carriers.  The line items presented in the following table are drawn from the following line items on our consolidated statement of income included in this Report:.

•                  “Salary, wages and employee benefits” presented in the table below includes the salaries, wages and employee benefits presented in “Flying Operations,” “Customer Service,” “Maintenance” and “General and Administrative” lines in our consolidated statement of income.

•                  “Aircraft costs” presented in the table below include aircraft rentals presented in the “Flying Operations,” and “Depreciation and Amortization” lines in our consolidated statement of income.

•                  “Maintenance” expenses presented in the table below include our direct maintenance costs and maintenance overhead costs (except for maintenance-related salaries, wages and employee benefits), which are presented in the “Maintenance” line in our consolidated statement of income.

•                  The “Fuel” expenses presented in the table below is include in the “Flying Operations” line in our consolidated statement of income.

•                  The “Other airline expenses” presented in the table below include other non-labor flight operation costs, customer service costs and general and administrative costs presented in the “Flying Operations,” “Customer Service” and “General and Administrative” lines in our consolidated statement of income. . The primary items include property tax, hull and passenger insurance, crew simulator training, crew hotels, stations rents and landing fees.

Individual expense components are also expressed in the following table as Cents per ASM.  ASMs is a common metric used in the airline industry to measure an airline’s size in terms of passenger capacity.  ASMs factors both the number of aircraft in an airline’s fleet and the seat capacity for the aircraft in the fleet.  As the size of our fleet is the underlying driver of our operating costs, the primary basis for our MD&A presentation is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size.

6.              You discuss and analyze operating costs primarily on a per ASM basis.  However, certain of your operating costs are driven by ASMs.  For example, aircraft costs are driven by fleet size, rental rates, and purchase prices, maintenance costs are largely driven by the timing and cost of maintenance events, and interest costs are driven by principle balances and borrowing rates.  While we do not object to supplemental disclosure of cost per ASM such as that included in the table on page 38, we do not believe your discussion and analysis of non ASM-driven cost categories should be on an ASM basis.  Instead, your discussion and analysis of results of operations should be based on the factors actually affecting specific cost categories.  Please review all of your cost categories and revise to ensure disclosure is focused on actual cost drivers.

RESPONSE:  We believe cost per ASM is a common metric used in the airline industry to compare changes in operating costs relative to changes in the size of the fleet (ASMs factor both the number of aircraft and the size of the aircraft in our fleet).  The size of our fleet is the primary driver of our costs.  Thus, we believe the most appropriate metric to quantify the size of our fleet is ASMs, since that metric factors the size and growth in our fleet and because it is a common metric used in the industry.  Our MD&A is targeted to explain variations in costs not proportionate to our ASMs.  We recognize that other factors impact our costs compared to prior periods, such as timing of maintenance events, a change in the ratio of debt financed aircraft versus leased financed aircraft, etc.  However, if we start our MD&A with a change in absolute dollars and related percentages between periods, we will repeat the explanation that the increase in our costs in absolute dollars was due to an increase in our fleet throughout the entire MD&A, which we believe would be redundant and would not help the reader understand other changes impacting our operating results.  We have attempted to describe other relevant factors impacting our costs in addition to the change in our ASMs.  In future annual and quarterly reports we will review our disclosures to ensure we adequately describe material factors impacting our costs, as applicable.

7.              A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables.  In additional, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes.  For example, other airline expenses increased in 2007, but you do not quantify the factors causing the increase nor analyze the underlying reasons for the change.  We believe your disclosures could be improved and made much more user-friendly and clear by:

•                  increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•                  using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•                  refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•                  ensuring that all material factors are quantified and analyzed; and

•                  quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

RESPONSE:  As discussed in response to comment No.6 above, the primary driver in the change in our operations from 2006 to 2007 was the increase in our fleet size, which we have attempted to quantify in our cost per ASM discussion and analysis.  In reviewing other regional airlines disclosures, we have observed that other companies in our industry have expanded their operations beyond providing regional air service to include other related operations in areas such as dedicated chartering operations, aircraft refurbishment services to third parties, contracted maintenance to third parties, inventory management services to third parties, etc.  For the periods presented in the Annual Report, we have not changed our business model through the addition of these new types of service lines.  During the periods presented in the Annual Report, the primary change to our business has been adding aircraft to our existing business model.  We have attempted to describe other relevant factors impacting our costs not explained by the change in our ASMs.  In annual and quarterly reports we will review our disclosures in order to expand our description of material factors impacting our costs.

Significant Commitments and Obligations, page 43

8.              As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of your interest payments.  If you elect to include estimated interest payments, you may determine the appropriate methodology to estimate such amounts.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used to estimate such amounts.  To the extent interest payments are excluded from the table, we believe it would be beneficial to disclose the significant contractual terms of the debt, as well as any other additional information that is material to an understanding of these future cash outflows.  In future filings, please i) revise your table to reflect the expected cash outflows associated with your future interest payments or ii) include a footnote to your table that provide sufficient information regarding the interest rates attributable to your debt, such that an investor can assess the cash flow impact of your future interest payments.

RESPONSE:  In future annual and quarterly filings, we will revise our significant commitments and obligations table to reflect the expected cash outflows associated with our future interest payments.

Item 8. Financial Statements

Consolidated Balance Sheets, page 48

9.              Please tell us why prepaid aircraft rents are significant in relation to annual aircraft costs.

RESPONSE:  Rent expense on our leased aircraft is recognized on a straight-line basis over the respective lease terms. The majority of our leases require us to make semi-annual lease payments at the beginning of each six-month period of the lease.  Additionally, the majority of our lease agreements contain declining lease payment amounts over the applicable lease term.  As a result, as you have observed, we have a significant amount of payments in excess of the straight-line lease expense, which has resulted in a significant prepaid rent balance relative to our annual rent expense.

10.       Please explain to us the nature of and accounting for your deferred aircraft credits.  In your response, please provide example journal entries typically recorded upon the receipt and use of credits received for both leased and purchased aircraft.  Please also tell us how the receipt and use of credits is reflected in your cash flow statements.

RESPONSE:  We have historically received aircraft manufacturer incentives in conjunction with our various aircraft acquisitions, which are significantly financed through operating leases.  The incentives we have received consist primarily of cash or spare parts credits.  As disclosed in Note 1 to our consolidated financial statements under the subheading, “Deferred Aircraft Credits”, the deferred aircraft credits related to leased aircraft are amortized on a straight-line basis as a reduction to rent expense over the lease term.  Since the significant majority of the incentives we have received relate to aircraft financed through leases, we have provided a specific accounting example for our deferred aircraft credits associated with a leased aircraft below:

For cash incentives received on aircraft financed under operating leases, we typically recognize the fair value of the incentive as a deferred aircraft credit (a credit) with an offsetting entry to cash (a debit).  We subsequently amortize the deferred aircraft credit on a straight-line basis over the applicable lease term as a reduction of aircraft rent expense.  In other instances, we have received spare parts credits from the manufacturer.  In that instance, we would record the deferred aircraft credit (credit) with an offsetting reduction to the vendor’s accounts payable (a debit).  When we subsequently receive inventory, we would record inventory at cost and the credit would be applied against the original entry’s debit in the vendor’s accounts payable.

For example, we entered into an 18-year lease for an aircraft.  We received $1,000,000 in cash from the aircraft manufacturer as a purchase incentive.  We would make the following journal entries:

Cash	$1,000,000
Deferred Aircraft Credit	$1,000,000

We would amortize the deferred aircraft credit on a straight-line basis over the term of the lease and would make the following journal entry each year:

Deferred Aircraft Credit	$55,555
Rent Expense ($1,000,000 / 18 years)	$55,555

As a second example, if we received a $1,000,000 spare parts credit instead of a cash incentive, we would record the following journal entries:

Accounts Payable – Manufacturer	$1,000,000
Deferred Aircraft Credit	$1,000,000

If we received $200,000 of inventory in the month following receipt of the incentive, we would record the following:

Inventory	$200,000
Accounts Payable – Manufacturer	$200,000

We would amortize the deferred aircraft credit on a straight-line basis over the term of the lease and would make the following journal entry each year:

Deferred Aircraft Credit	$55,555
Rent Expense ($1,000,000 / 18 years)	$55,555

As also disclosed in Note 1 to our consolidated financial statements under the subheading, “Deferred Aircraft Credits,” credits related to owned aircraft reduce the purchase price of the aircraft, which has the effect of amortizing the credits on a straight-line basis as a reduction in depreciation expense over the life of the related aircraft.

We reflect the net change in our deferred aircraft credits as a change in operating assets and liabilities under the cash flows from operating activities in our consolidated statement of cash flows due to the fact that the deferred credits offset rent expense and the cash payment of the rent expense is classified as an operating activity.

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Maintenance, page 56

11.       You state that maintenance costs under third-party contracts are recognized pursuant to the terms of the contract.  Please clarify your disclosure to state specifically when the costs are recognized (e.g., as hours are flown).

RESPONSE:  The maintenance expense under third-party contracts referenced on page 56 of the Annual Report is recognized as the engine hours are flown, which under our contract is when the obligation is incurred. In future Annual Reports on Form10-K, we will revise our disclosure to state specifically when such costs are recognized.

Passenger and Ground Handling Revenues, page 56

12.       Please tell us and revise to disclose whether your pro-rate flying revenue is recognized gross or net of amounts paid to other carriers.

RESPONSE:  Under our pro-rate flying agreements, our major partners collect the gross amount of the passenger fare and our major partners then remit our pro-rata portion of the passenger fare to us.  Thus, we only receive our portion of the pro-rate passenger fare, which is recorded as passenger revenue.

13.       We note that the SkyWest Delta agreement contains a multi-year rate reset provision.  Please explain this reset provision to us and tell us how you account for it.

RESPONSE:  Under our SkyWest Airlines Delta Connection Agreement, one component of our compensation is based upon fixed-fee rates per completed block hour, departure, etc.  In the agreement, the fixed-fee rates are specifically defined through 2009.  The parties agreed that on or after a specified date in 2010 the parties agree to reset such rates to reflect our actual costs in 2010 (with a similar process on each 5th year thereafter).  As this rate reset will take place in a future period and will be based on then - current operating costs, and as the rate reset will be on a prospective basis, there is no accounting treatment in the current period.  In future annual and quarterly reports, we will revise our disclosure to clarify the terms of the reset provision.

14.       We note that the ASA Delta agreement provides for the payment of incentive compensation upon satisfaction of certain performance goals.  Please revise to state your policy for measuring and recognizing incentive compensation.

RESPONSE: The incentive compensation arrangement of the ASA Delta Connection Agreement is based upon ASA’s achievement of specified operational goals related to flight completion percentages, on-time arrival percentages, and results from customer satisfaction surveys.  Both the goals and the associated incentives are defined in the ASA Delta Connection Agreement as being measured and determined on a monthly and quarterly basis.  At the end of each reporting period, we calculate the incentives achieved during the reporting period and recognize revenue accordingly.  Under Emerging Issue Task Force EITF D-96, Accounting for Management Fees Based on a Formula, (“EITF D-96”) two alternative methods are presented when the incentive measurement period extends beyond reporting periods.  In our case, the incentive measurement periods fall within our reporting period.  As such, both methods under EITF D-96 would result in the same revenue recognition.  In future annual and quarterly reports we will revise our disclosure to clarify how we measure and recognize incentive compensation.

15.       We note that you receive a one-time start-up payment for each aircraft delivered pursuant to your Midwest Services Agreement, your Delta Connection Agreement, and your United Express Agreement.  Based upon your disclosure in MD&A (pages 34 and 40), it appears that i) 29 aircraft were delivered to your company during fiscal year 2007 and ii) 30 aircraft were delivered to your company during fiscal year 2006.  In addition, we note that you expect an additional 28 aircraft to be delivered and placed in service prior to the first quarter of 2010.  Please tell us whether the delivery of these aircraft resulted in and/or is expected to result in the recognition of revenue pursuant to your agreements with Midwest, Delta, and/or United Express.  If so, tell us and disclose both the timing and methodology applied to the recognition of revenue associated with these one-time start-up fees.  In addition, tell us the basis for your accounting treatment and the amount of revenue recognized during the fiscal years ended December 31, 2007 and December 31, 2006.

RESPONSE:  Under the SkyWest Inc. Delta Connection Agreement, the SkyWest Airlines United Express Agreement and the Midwest Airlines Services Agreement, we receive a one-time start-up payment for each additional aircraft placed into service.  For clarification, the “one-time start-up” payment is a reimbursement of incremental costs specific to placing each additional aircraft into service (i.e., the “one-time start-up” payment is received for each incremental aircraft placed into service).  The “one-time start-up” payment is not a general payment applicable to the existing contract or existing fleet.  Prior to placing an incremental aircraft into service, we hire approximately 20 crew members for that aircraft.  We normally hire the crew members three to four months in advance of the aircraft being placed into service.   These crew members are required to complete ground and simulator training.  The training normally takes two to three months to complete. Our major partners have agreed to separately reimburse us for these crew costs and training costs associated with each additional aircraft placed into service (similar to a pass through cost item), which inherently, is an operational requirement in order to place an incremental aircraft into service.  These reimbursements specifically relate to the costs incurred associated with placing an additional aircraft into service and as such, our partners have specified in our agreements that they will reimburse us specific amounts for such costs.

We recognize the revenue associated with these reimbursement payments once the aircraft is placed into service since we have completed the initial crew and training costs.  We account for the reimbursement of start-up costs in a manner similar to the reimbursement of other pass-through costs such as fuel.

We believe the authoritative literature that addresses up-front payments is Emerging Issues Task Force 00-21, Revenue Arrangements with Multiple Deliverables.(“EITF 00-21”)  Under EITF 00-21 the guidance would suggest training costs incurred to facilitate the aircraft for operations would not qualify as separate units of accounting because such costs would have no value to the partner on a stand alone basis.  Accordingly, the guidance would imply, such payments should be deferred over the term of the agreement. We view our situation is distinguishable from the conventional guidance because we are being reimbursed for a direct cost rather than receiving an arbitrary up-front payment. However, if EITF 00-21 is applied in our situation, EITF Issue 99-5, Accounting for Pre-Production Costs Related to Long-Term Supply Agreements, (“EITF 99-5”) would also need to be applied, which would indicate that the associated costs should also be deferred.  EITF Issue 99-5 states the following:

The Task Force reached a consensus for Issue 4 that if a contractual guarantee for reimbursement exists for design and development costs that otherwise would be expensed under the consensuses on this Issue, those costs should be recognized as an asset as incurred.  For purposes of this Issue, contractual guarantee means a legally enforceable agreement in which the amount of reimbursement can be objectively measured and verified.

During the years ended December 31, 2007 and 2006, we recognized $4.4 million and $4.8 million, respectively, in revenue associated with these reimbursements and these revenues were substantially equivalent to the related costs that would qualify for capitalization under EITF 99-5..  Given the impact on net income is insignificant under either method of accounting (i.e. recognition when placed into service or deferral of both the cost and related revenue) we have elected to recognize the revenue and costs as received and incurred, respectively.

(4) Commitments and Contingencies, page 65

16.       Please tell us why airport station rents have been excluded from i) the table that discloses your minimum future rental payments under operating leases and ii) your contractual obligations table in MD&A.  Alternatively, please revise your tables to include your minimum non-cancelable airport station rental payments.

RESPONSE:  We have excluded future station rent obligations from (1) the table that discloses minimal future rental payments under operating leases, and (2) the contractual obligations table in MD&A because all station rent costs incurred under our contract operations are a direct reimbursement cost (“pass through cost”).  In future annual and quarterly reports, we will revise our table that discloses our minimum future rental payments under operating leases and our contractual obligation table in MD&A to include station rent obligations.

Employees, page 67

17.       Please tell us why $13.5 million in additional compensation was paid to ASA pilots in conjunction with the 2007 pilot agreement and how you accounted for this compensation.

RESPONSE:  The Collective Bargaining Agreement (“CBA”) executed between ASA and its pilots became amendable September 15, 2002.  At that point, ASA was a wholly-owned subsidiary of Delta Air Lines, Inc. (“Delta”).  We acquired ASA from Delta in September 2005.  ASA continued negotiations with the its through September 2007, when revised terms were reached under the CBA.  During this amendable period of the CBA, the ASA pilots did not receive an annual pay scale increase.  One of the provisions under the revised terms of the CBA reached in September 2007 required ASA to make a payment of $13.5 million to the ASA pilots.

We accounted for the amendable labor contract in accordance with Financial Accounting Standards Board Statement No 5, Accounting for Contingencies (“FASB No. 5”).FASB No. 5 requires the accrual for a liability if (a) information is available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and (b) the amount of the liability can be reasonably estimated.

In evaluating whether a liability was probable and reasonably estimable, we considered the guidance in the Exposure Draft “Proposed Audit and Accounting Guide Airlines” dated September 12, 2007, which provides accounting guidance applicable to retroactive wages under a CBA.  Section 5.16 in the Exposure Draft states, “Due to the fluid nature of negotiations between airlines and their various work groups, it is difficult to assess the probability of retroactive wages or to estimate a range of amounts of those wages. AcSEC has set out the following events in the CBA negotiation process.  These events mark the points in the negotiation process at which any liability has been incurred and the extent to which any liability is reasonably estimable should be evaluated.”  The Exposure Draft includes some of the following events for consideration: management begins negotiations with an expectation that retroactive wages will be a component of the future CBA, substantive communication from management indicates that retroactive wage payments will be part of the new CBA, management has made an offer that includes retroactive wages, a tentative agreement is reached with the union leadership, subject to union ratification.

Section 5.17 in the Exposure Draft states, “Once a CBA is ratified, the retroactive wage liability should be adjusted to reflect the estimated amount payable under the new CBA.”

ASA’s participation in the negotiations with its pilots began following our acquisition of ASA.  Based on the development of the facts and circumstances of ASA’s pilot negotiations, we accrued our initial estimate related to our estimate of compensation payable to the pilots for past years of the open contract when no scale increases were granted in the year ended December 31, 2006.  During 2007, we continued to evaluate this liability, which included compensation earned by ASA’s pilots during 2007.  In September 2007, ASA reached an agreement with its pilots, which provided for a $13.5 million payment to the pilots for past services. During the nine months ended September 30, 2007, we expensed $4.7 million related to the $13.5 million payment. The $4.7 million represented an adjustment for prior period estimates.

By this letter, we also acknowledge that:

(i)	SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)	SkyWest may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above, and I am available to discuss any issues presented by the comments and the responses contained in this letter.

Very truly yours,

/s/ Bradford R. Rich
Bradford R. Rich
Executive Vice President and Chief Financial Officer

cc:	W. Steve Albrecht
Chair, Audit & Finance Committee